                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                 SCHEDULE 13E-3/A
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13-e TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)
                        Il Fornaio (America) Corporation
                        --------------------------------
                              (Name of the Issuer)
                        Il Fornaio (America) Corporation
                   Bruckmann, Rosser, Sherrill & Co. II, L.P.
                   Bruckmann, Rosser, Sherrill & Co., L.L.C.
                                  BRSE, L.L.C.
                              Michael J. Beatrice
                               Dean A. Cortopassi
                                W. Scott Hedrick
                               F. Warren Hellman
                               Michael J. Hislop
                                 Paul J. Kelley
                               Laurence B. Mindel
                        --------------------------------
                    (Name of the person(s) filing statement)
                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   451926 10 9
                                   -----------
                       CUSIP Number of Class of Securities

 MICHAEL J. HISLOP                                CARMEN J. ROMANO, ESQ.
 President and Chief Executive Officer            DAVID S. DENIOUS, ESQ.
 Il Fornaio (America) Corporation                 Dechert
 770 Tamalpais Drive, Suite 400                   4000 Bell Atlantic Tower
 Corte Madera, CA 94925                           1717 Arch Street
 (415) 945-0500                                   Philiadelphia, PA 19103
                                                  (215) 994-2000

 HAROLD O. ROSSER, II                             CARMEN J. ROMANO, ESQ.
 Bruckmann, Rosser, Sherrill & Co., L.L.C.        DAVID S. DENIOUS, ESQ.
 Bruckmann, Rosser, Sherrill & Co. II, L.P.       Dechert
 BRSE, L.L.C.                                     4000 Bell Atlantic Tower
 c/o Bruckman, Rosser, Sherrill & Co., L.L.C.     1717 Arch Street
 126 East 56th Street                             Philadelphia, PA 19103
 New York, NY 10022                               (215) 994-2000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

       a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b. / / The filing of a registration statement under the Securities Act of 1933.

       c.   / / A tender offer.

       d.   / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

       Check the following box if the filing is a final amendment reporting the results of the transaction. /X/

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
              $92,344,774                                    $18,469


                                       1.

         *For purposes of calculating the filing fee only. Determined by (1) multiplying 5,827,571 shares of common stock, par value $0.001 per share, of Il Fornaio (America) Corporation by $14.00 per share (which price constituted the per share merger consideration as of the initial filing date of this Schedule 13E-3, which price was subsequently reduced to $12.00 per share on May 1, 2001, resulting in a corresponding decrease in the transaction valuation) and (2) adding thereto $10,758,780, which is the aggregate difference between $14.00 (subsequently reduced to $12.00) and the exercise prices for options to acquire 1,576,916 shares of common stock.

         **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $18,469
Form or Registration No.:  Schedule 14A
Filing Party:              Il Fornaio (America) Corporation
Date Filed:                January 10, 2001


                                  INTRODUCTION

         This Amendment No. 6 (this "Final Amendment") is being filed as the Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on January 10, 2001, as amended (the "Schedule 13E-3"), and is being filed by: (1) Il Fornaio (America) Corporation, a Delaware corporation ("Il Fornaio"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership ("BRS"); (3) Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company and an affiliate of BRS ("BRS & Co."); (4) BRSE, L.L.C., a Delaware limited liability company and an affiliate of BRS ("BRSE LLC"); and (5) Laurence B. Mindel and Michael J. Hislop, each a director and executive officer of Il Fornaio, Dean A. Cortopassi, W. Scott Hedrick and F. Warren Hellman, each a director of Il Fornaio, and Michael J. Beatrice and Paul
J. Kelley, each an executive officer of Il Fornaio (collectively with Il Fornaio, BRS, BRS & Co. and BRSE LLC, the "Filing Persons"). BRS & Co. is the manager of BRS pursuant to a Management Agreement, dated as of May 21, 1999 between BRS & Co. and BRS. BRSE LLC is the sole general partner of BRS. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 15, 2000, as amended as of January 9, 2001, as further amended as of May 1, 2001, as further amended as of June 13, 2001 (as amended, the "Merger Agreement"), between Il Fornaio and Manhattan Acquisition Corp. ("Newco"). Newco, which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged into Il Fornaio in the merger.

         On July 16, 2001, Il Fornaio's stockholders approved and adopted the Merger Agreement and the merger contemplated by the Merger Agreement, pursuant to which Newco was merged into Il Fornaio. In the merger, each issued and outstanding share of Il Fornaio common stock was converted into the right to receive $12.00 in cash, without interest, except that: (1) approximately 480,000 shares of Il Fornaio common stock held by certain directors and executive officers, as well as one other stockholder, are continuing as, or were converted into, equity interests in Il Fornaio as the surviving corporation; (2) treasury shares and shares of Il Fornaio common stock held by Newco immediately prior to the effective time were canceled without any payment therefor; and (3) shares held by stockholders who properly exercised appraisal rights are subject to appraisal in accordance with Delaware law. Immediately prior to the completion of the merger, each outstanding option to purchase shares of Il Fornaio common stock became fully vested and, at the effective time of the merger, was canceled, and each option holder became entitled to receive a cash payment equal to the difference between $12.00 and the exercise price of the option, multiplied by the number of shares subject to the option, except that (1) options with an exercise price equal to or greater than $12.00 per share were canceled at the effective time of the merger without any payment or other consideration and (2) options to acquire shares of Il Fornaio common stock with an aggregate economic value (the difference between $12.00 and the applicable exercise price, multiplied by the number of shares subject to the option) of approximately $2.9 million held by certain Il Fornaio directors, executive officers and other employees were canceled in exchange for substitute, fully vested options to acquire preferred stock of the surviving corporation and, to a lesser extent, indirectly in exchange for shares of common stock of the surviving corporation.

         On July 17, 2001, the merger became effective when Il Fornaio filed a certificate of merger with the Secretary of State of the State of Delaware.

         On July 17, 2001, Il Fornaio issued a press release announcing the consummation of the merger.

         On July 18, 2001, Il Fornaio filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the Il Fornaio common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.


ITEM 16. EXHIBITS.

         (b)(4) Revolving Credit and Term Loan Agreement, dated as of July 17, 2001, among Il Fornaio, Fleet National Bank, and the other lending institutions listed on Schedule I attached thereto and Fleet National Bank, as administrative agent for itself and such other lending institutions and IBJ Whitehall Bank & Trust Company, as syndication agent.

         (b)(5) Securities Purchase Agreement, dated as of July 17, 2001, between Il Fornaio, BancBoston Investments Inc., IBJ Whitehall Capital Corporation and Exeter Capital Partners IV, L.P.


                                       2.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                       3.

         Dated:  July 30, 2001


                                IL FORNAIO (AMERICA) CORPORATION

                                By   /s/ MICHAEL J. HISLOP
                                    -------------------------------------------
                                Name:  Michael J. Hislop
                                Title: President and Chief Executive Officer

                                BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.
                                By BRSE, L.L.C., its general partner

                                By   /s/ STEPHEN C. SHERRILL
                                    -------------------------------------------
                                Name:  Stephen C. Sherrill
                                Title: Managing Director

                                BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

                                By   /s/ STEPHEN C. SHERRILL
                                    -------------------------------------------
                                Name:   Stephen C. Sherrill
                                Title:  Managing Director

                                BRSE, L.L.C.

                                By   /s/ STEPHEN F. EDWARDS
                                    -------------------------------------------
                                Name:   Stephen F. Edwards
                                Title:  Managing Director

                                    /s/ MICHAEL J. BEATRICE
                                -----------------------------------------------
                                Michael J. Beatrice

                                    /s/ DEAN A. CORTOPASSI
                                -----------------------------------------------
                                Dean A. Cortopassi

                                    /s/ W. SCOTT HEDRICK
                                -----------------------------------------------
                                W. Scott Hedrick

                                    /s/ F. WARREN HELLMAN
                                -----------------------------------------------
                                F. Warren Hellman

                                    /s/ MICHAEL J. HISLOP
                                -----------------------------------------------
                                Michael J. Hislop

                                    /s/ LAURENCE B. MINDEL
                                -----------------------------------------------
                                Laurence B. Mindel

                                    /s/ PAUL J. KELLEY
                                -----------------------------------------------
                                Paul J. Kelley




                                       4.

                                  EXHIBIT INDEX

Exhibit
Number          Description
-------         -----------
(b)(4)         Revolving Credit and Term Loan Agreement, dated as of July 17,
               2001, among Il Fornaio, Fleet National Bank, and the other lending institutions listed on Schedule I attached thereto and
               Fleet National Bank, as administrative agent for itself and such other lending institutions and IBJ Whitehall Bank & Trust
               Company, as syndication agent.

(b)(5)         Securities Purchase Agreement, dated as of July 17, 2001, between
               Il Fornaio, BancBoston Investments Inc., IBJ Whitehall Capital
               Corporation and Exeter Capital Partners IV, L.P.




                                       5.